USA VIDEO INTERACTIVE CORP.

January 14, 2004

04012324

04 JAN 22 AM 7:21

Securities and Exchange Commission
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

FILE #82-1601

SUPPL

Dear Sir/Madam:

Re: USA Video Interactive Corp. (the *"Company"*)
News Release

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

USA VIDEO INTERACTIVE CORP.

"Anton (Tony) J. Drescher"

Per:
Anton (Tony) J. Drescher
Director

PROCESSED
JAN 29 2004
THOMSON
FINANCIAL

/cg
Encl.

dlw 1/22

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777

USVO
USA VIDEO INTERACTIVE CORP.

Powerful Anti-Piracy Technology is Now Available from USA Video Interactive Corp.

January 14, 2004 - OLD LYME, CONNECTICUT – USA Video Interactive Corp. (OTCBB: **USVO**; TSX: **US**; BSE/Frankfurt: **USF**; http://www.usvo.com/)

USA Video Interactive Corp. (USVO) announced today that MediaSentinel, Version 1.0, a suite of software based upon the Company's proprietary patent-pending core content protection technology, has been released and is available for licensing. MediaSentinel will be useful to a variety of interests, allowing each of them to embed information within video content, such as information about its ownership, date of transmission, the unique IP (Internet Protocol) address of the recipient, etc. MediaSentinel watermarks are invisible to human perception, allowing the integrity and quality of video content to be maintained. At the same time, MediaSentinel watermarks are extremely robust and highly resistant to a wide variety of image processing attacks that pirates might use in an attempt to remove the watermark.

MediaSentinel 1.0 contains three software products:

- A MediaSentinel Generator software application used to encode watermarks into video content.
- A MediaSentinel Reader software application used to evaluate, decode and extract the identifying information from content encoded with the Generator.
- A MediaSentinel Software Development Kit (SDK) used by developers to integrate MediaSentinel digital watermarking capabilities into their products and service platforms.

MediaSentinel Version 1.0 harnesses the power of Microsoft® DirectX® technology, enabling developers using Microsoft digital media technologies to benefit immediately.

USA Video Interactive Corp. has license, distribution and support programs for MediaSentinel technology, including:

- A MediaSentinel OEM & Reseller Program granting third parties the license to use MediaSentinel technology for internal development purposes, and the ability to resell MediaSentinel technology with their own products and services. Reseller pricing is tiered, based upon volume commitments. Technical support and software maintenance programs are available from USA Video Interactive Corp.
- A MediaSentinel End User License Program with a comprehensive agreement detailing the parameters of use for users of MediaSentinel applications software.
- An annual MediaSentinel Technical Support and Software Maintenance Program with a comprehensive agreement allowing licensees access to the most current versions of the MediaSentinel technology and extending technical support over the duration of the agreement.

Rampant piracy has thrust concerns over content protection to the forefront of several media industry sectors. Accordingly, USVO is accepting licensing inquiries and has already begun working with interested third-party developers. Content developers, such as movie studios and TV programmers; service providers, including cable, satellite and broadband telecoms; and makers of infrastructure products and technologies for the distribution of digital video content, can each add value to their products and services by incorporating MediaSentinel technology. A MediaSentinel product data sheet and other product information are available from USA Video Interactive Corp., by visiting the Company's web site. Additional product and technical information, as well as details of its licensing and reseller programs, are available by contacting the Company directly.

About USA Video Interactive Corp.

USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. The Company developed its StreamHQ™ architecture to provide a wide range of business customers with value-added media delivery services. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 165 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, and Italy. For more information, visit www.usvo.com.

USA Video Interactive Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 - 5535 Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact Edwin Molina (860) 434 - 5535; info@usvo.com